Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-122428 and 333-124624 on Form S-8, and No. 333-123450 on Form S-3 of our reports dated February 28, 2007, relating to the financial statements and financial statement schedule of NorthWestern Corporation (a Delaware corporation) and Subsidiaries (which report expresses an unqualified opinion and includes a explanatory paragraph relating to the emergence from bankruptcy and adoption of fresh-start reporting in 2004 described in Notes 1 and 4), and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of NorthWestern Corporation for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 28, 2007